ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 7, 2024	Yana D. Guss T +1 617 951 7109 yana.guss@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Chris Bellacicco & Chad D. Eskildsen

Re:	MassMutual Select Funds (File No. 333-280690) and MassMutual Premier Funds (File No. 333-280692)

Dear Messrs. Bellacicco and Eskildsen:

Below is a summary of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that Mr. Bellacicco provided by phone on July 31, 2024, and that Mr. Eskildsen provided by phone on July 16, 2024, of the registration statements filed on Form N-14 (each registration statement, a “Registration Statement”) on July 3, 2024 (the “Filing Date”) relating to the reorganizations (each, a “Reorganization,” and together, the “Reorganizations”) of MassMutual Growth Opportunities Fund, MassMutual Fundamental Value Fund, and MassMutual Strategic Bond Fund (together, the “Selling Funds”) into MassMutual Blue Chip Growth Fund, MassMutual Diversified Value Fund, and MassMutual Core Bond Fund, respectively (together, the “Acquiring Funds”) (together with Selling Funds, the “Funds”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Registration Statement.

Accounting Comments

1.	Comment: On the cover page of the Combined Information Statement/Prospectus and SAI, please include hyperlinks to documents incorporated by reference as required by the Fixing America’s Surface Transportation (“FAST”) Act.

Response: We will add the requested hyperlinks, as applicable.

2.	Comment: Please provide the following information regarding the repositioning and related costs for each Reorganization: (i) the estimated percentage of investments to be repositioned; (ii) the tax implications of any repositioning; and (iii) if applicable, the total dollar amount and per share dollar amount of any resulting distributions.

Response: We have carefully considered the Staff’s comment. We note that each Selling Fund’s estimated repositioning costs are discussed in the “Comparison of Fees and Expenses” sub-section of the Fund’s respective Synopsis of the Reorganization section. Specifically, pages 8, 17, and 28 of the Combined Information Statement/Prospectus set forth the relevant Selling Fund’s estimated repositioning costs both as a total dollar amount and as a percent of the Fund’s net assets as of March 31, 2024. We also note supplementally that the actual tax impact of the repositioning depends on the price at which portfolio assets are sold, among other factors, and thus cannot be determined prior to the repositioning. The potential tax consequences of disposing of portfolio assets in connection with a repositioning are described on page 37 of the Combined Information Statement/Prospectus.

Given the scope of repositioning disclosure already included in the Combined Information Statement/Prospectus, we respectfully submit that the existing repositioning disclosure is appropriate; however, we will update the disclosure on page 37 of the Combined Information Statement/Prospectus as follows (new disclosure is underlined):

“With respect to each Reorganization, a substantial portion of the portfolio assets of the Selling Fund may be sold in connection with the Reorganization. Specifically, as of the date of this filing, MML Advisers anticipates that each Selling Fund will dispose of approximately the following percentages of its respective portfolio holdings prior to the Reorganization in order to align its portfolio with that of the respective Acquiring Fund: MassMutual Growth Opportunities Fund, 62%; MassMutual Fundamental Value Fund, 80%; MassMutual Strategic Bond Fund, 33%. These figures are estimates, and each Selling Fund’s actual portfolio alignment may differ from the aforementioned amount. The actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and the Selling Fund’s tax basis in such assets. Any net capital gains recognized in these sales will be distributed to the Selling Fund’s shareholders as capital gain dividends (to the extent of net realized long-term capital gains over net-realized short-term capital losses) and/or ordinary dividends (to the extent of net realized short-term capital gains over net realized long-term capital losses) during or with respect to the year of sale, and such distributions will be taxable to shareholders. Because the Reorganization will end the tax year of the Selling Fund, it could accelerate distributions to shareholders from the Selling Fund for its short tax year ending on the date of the Reorganization. Those tax year-end distributions will be taxable and will include any capital gains resulting from portfolio turnover prior to the Reorganization.”

3.	Comment: Please add a footnote describing the terms of the expense reimbursement agreement for MassMutual Core Bond Fund to the Fund’s Current and Pro Forma Annual Fund Operating Expenses tables on page 28.

Response: We will add the following footnote to the Fund’s Current and Pro Forma Annual Fund Operating Expenses tables:

“The expenses in the above table reflect a written agreement by MML Advisers to cap the fees and expenses of the Fund (other than extraordinary legal and other expenses, Acquired Fund Fees and Expenses, interest expense, expenses related to borrowings, securities lending, leverage, taxes, and brokerage, short sale dividend and loan expense, or other non-recurring or unusual expenses such as organizational expenses and shareholder meeting expenses, as applicable) through January 31, 2025, to the extent that Total Annual Fund Operating Expenses after Expense Reimbursement would otherwise exceed 0.42%, 0.52%, 0.62%, 0.72%, 0.87%, 0.92%, 1.12%, and 0.52% for Classes I, R5, Service, Administrative, R4, A, R3, and Y, respectively. The Total Annual Fund Operating Expenses after Expense Reimbursement shown in the above table may exceed these amounts, because, as noted in the previous sentence, certain fees and expenses are excluded from the cap. The agreement can only be terminated by mutual consent of the Board of Trustees on behalf of the Fund and MML Advisers.”

4.	Comment: Please consider updating the Current and Pro Forma Capitalization table of each Selling Fund and each Acquiring Fund on pages 44 – 46 (the “Capitalization Tables”) to reflect data from within 30 days of the filing date. Please also update the Capitalization Tables to include the impact of the costs of the Reorganization charged to each Fund.

Response: We will update the Capitalization Tables to within 30 days of the Filing Date of the Combined Information Statement/Prospectus, and we will update the data in each Capitalization Table to include the impact of the estimated costs of the Reorganization charged to each Fund.

5.	Comment: Please add language incorporating the Selling Funds’ financial highlights by reference into the Financial Highlights section of the Combined Information Statement/Prospectus per Item 6 of Form N-14.

Response: We have carefully considered the Staff’s comment, and we respectfully submit that the Combined Information Statement/Prospectus already incorporates by reference the Selling Funds’ financial highlights. Specifically, we note that the front cover page of the Combined Information Statement/Prospectus incorporates by reference (i) the prospectus of each Selling Fund, dated February 1, 2024, as supplemented to date; (ii) the Statement of Additional Information of each Selling Fund, dated February 1, 2024, as supplemented to date; and (iii) the Report of the Independent Registered Public Accounting Firm and the audited financial statements included in the Annual Report to Shareholders of each Selling Fund for the year ended September 30, 2023, and the unaudited financial statements included in the Semiannual Report to Shareholders of each Selling Fund for the period ended March 31, 2024. We observe that Item 6(2)(ii) to Form N-14 provides that, if the requirements of Instruction F to Form N-14 are satisfied, the prospectus should “include a statement that information about the company being acquired is incorporated by reference from the current prospectus of the company being acquired and is available upon request from the registrant without charge.” We confirm that the requirements to Instruction F to Form N-14 are satisfied by the Registration Statement, and as previously stated, we confirm that the Combined Information Statement/Prospectus already appropriately incorporates by reference the Selling Funds’ financial statements. In addition, the Combined Information Statement/Prospectus states in several places that free copies of any of the Selling Funds’ documents that have been incorporated by reference are available upon request. As such, we respectfully decline to incorporate the Selling Funds’ financial highlights by reference into the Financial Highlights section of the Combined Information Statement/Prospectus.

Disclosure Comments

6.	Comment: In the “Question & Answer” section at the beginning of the Registration Statement, you include the question: “Will the portfolio manager of the Selling Funds change as a result of the Reorganizations?” Please add disclosure to clarify that the subadviser(s) of each Acquiring Fund are different than the subadvisers of each corresponding Selling Fund.

Response: We will revise the disclosure as follows (new disclosure is underlined):

“Q: Will the portfolio manager of the Selling Funds change as a result of the Reorganizations?

Yes. The subadviser(s) and portfolio managers of each Acquiring Fund are different than the subadvisers and portfolio managers of the corresponding Selling Fund. The current subadviser(s) and portfolio managers of each Acquiring Fund are expected to continue to manage such Acquiring Fund following the Reorganizations. MML Advisers is the investment adviser of each Selling Fund and each Acquiring Fund, and will continue to serve as investment adviser to the Acquiring Funds following the Reorganizations, and each Acquiring Fund’s subadviser(s) and sub-subadviser, if any, are likewise expected to remain responsible for the Acquiring Fund.”

7.	Comment: In the disclosure following the caption “Where to Get More Information,” please remove the following sentence: “These reports, proxy materials and other information can be inspected and copied at the Public Reference Room maintained by the SEC.”

Response: We will remove the sentence as requested.

8.	Comment: On page 3 of the Combined Information Statement/Prospectus, in the section titled “Management of Funds,” please add disclosure to clarify that the subadviser(s) and portfolio managers of each Acquiring Fund are different than the subadvisers and portfolio managers of the corresponding Selling Fund.

Response: We will revise the disclosure in the “Management of Funds” section as follows (new disclosure is underlined):

“The subadviser(s) and portfolio managers of each Acquiring Fund are different than the subadvisers and portfolio managers of the corresponding Selling Fund. It is anticipated that each of the subadvisers and sub-subadvisers, as applicable, and the portfolio managers that manage each Acquiring Fund will, upon completion of the Reorganizations, continue to manage the same Acquiring Fund. Additional information concerning the portfolio managers of each of the Acquiring Funds can be found in the “Management” sub-section of each respective Synopsis of Reorganization section below and in Appendix D.”

9.	Comment: On page 6 of the Combined Information Statement/Prospectus, the subsection entitled “Comparison of Fees and Expenses” states: “The tables show fees and expenses that the Selling Fund and Acquiring Fund incurred in its most recent fiscal year ended September 30, 2023, as well as pro forma fees and expenses that MML Advisers expects the Acquiring Fund would have incurred during the twelve months ended March 31, 2024, assuming consummation of the Reorganization as of March 31, 2023.” Please confirm that the fees presented in the relevant tables reflect the current fees of the Selling Fund and Acquiring Fund, as applicable. This comment applies to the corresponding disclosure in each “Synopsis of Reorganization” section.

Response: With respect to each Reorganization, we confirm that the Selling Fund and Acquiring Fund fees and expenses presented in the “Comparison of Fees and Expenses” section represent such Funds’ fees and expenses as of the Filing Date.

10.	Comment: On page 11 of the Combined Information Statement/Prospectus, in the subsection titled “Performance,” please include next to the Fund’s Annual Total Returns bar chart the Fund’s year-to-date total returns as of June 30, 2024. This comment applies to the corresponding disclosure for each Selling Fund and Acquiring Fund in each “Synopsis of Reorganization” section.

Response: We will add each Fund’s year-to-date total returns as of June 30, 2024 in the requested location.

11.	Comment: On page 13 of the Combined Information Statement/Prospectus, under the caption “Portfolio Managers,” please disclose that the portfolio managers of the Selling Fund are different from those of the Acquiring Fund. This comment applies to the corresponding disclosure in each “Synopsis of Reorganization” section.

Response: We will revise the disclosure under the “Portfolio Managers” caption in each “Synopsis of Reorganization” section (new disclosure is underlined):

“The portfolio managers of the Acquiring Fund are different than the portfolio managers of the Selling Fund. It is anticipated that each of the portfolio managers that manage the Acquiring Fund will, upon completion of the Reorganization, continue to manage the Acquiring Fund. Additional information regarding the portfolio managers of the Acquiring Fund can be found in Appendix D.”

12.	Comment: On page 15 of the Combined Information Statement/Prospectus, in the “Comparison of Principal Investment Strategies” section, please add disclosure stating MassMutual Fundamental Value Fund’s exposure to foreign issuers and ADRs.

Response: We will revise the disclosure in the “Comparison of Principal Investment Strategies” section as follows (new disclosure is underlined):

“The Funds have substantially similar principal investment strategies. The main difference between the Funds’ principal investment strategies is the foreign exposure limit. MassMutual Fundamental Value Fund may invest up to 20% of total assets in securities of foreign issuers and ADRs, and MassMutual Diversified Value Fund permits up to 25%. MassMutual Fundamental Value Fund’s exposure to foreign issuers and ADRs as of March 31, 2024 is approximately 6% of total assets. MassMutual Diversified Value Fund’s exposure to foreign issuers and ADRs as of March 31, 2024 is ~~less than~~ approximately 4% of total assets.”

13.	Comment: On page 39 of the Combined Information Statement/Prospectus, the “Comparison of Shareholder Rights” section states: “[f]ollowing the Reorganizations, each Selling Fund shareholder will become a shareholder of the corresponding Acquiring Fund and will have substantially the same rights.” Please disclose any material differences in shareholder rights as between each Selling Fund and its corresponding Acquiring Fund, and if none, please confirm supplementally that there are no material differences.

Response: We confirm supplementally that there are no material differences in shareholder rights as between each Selling Fund and its corresponding Acquiring Fund.

14.	Comment: On page 41 of the Combined Information Statement/Prospectus, you disclose the total expected expenses for each Reorganization. Please disclose such total expenses earlier in the Combined Information Statement/Prospectus.

Response: We have carefully considered the Staff’s comment, and we respectfully submit that the location of the total expense disclosure within the Registration Statement is appropriate. Specifically, we note that the total expected expenses for each Reorganization are disclosed within a larger table included in the “Reasons for the Reorganizations and Board Deliberations” section on page 40 of the Combined Information Statement/Prospectus. In addition to the total expenses, this table displays, for each Reorganization, the dollar amount estimates for itemized expenses that add up to the total expenses (e.g., “Printing and Mailing Combined Information Statement/Prospectus,” “Legal,” “Accounting/Audit,” etc.). The table further indicates which itemized expenses would be borne by the Selling Fund and which would be borne by the Acquiring Fund. We also note that earlier in the Combined Information Statement/Prospectus, the “Comparison of Fees and Expenses” sub-sections on pages 6,

16, and 26 indicate that the costs of the Reorganization are described under the “Reasons for the Reorganizations and Board Deliberations” section.

We do not believe that this comprehensive expense disclosure should be moved or duplicated earlier in the Combined Information Statement/Prospectus, and we believe that the current presentation is consistent with the requirements of Form N-14. Moreover, we do not believe that it would be helpful to shareholders to disclose only the total expected expenses earlier in the Combined Information Statement/Prospectus. In our view, this approach would not provide sufficient context for the amounts and may contribute to shareholder confusion. We submit that the current location of the total expenses disclosure provides shareholders meaningful context for understanding the expected Reorganization expenses and meets the requirements of Form N-14. We therefore respectfully decline to incorporate the Staff’s comment.

Sincerely,
/s/ Yana D. Guss
Yana D. Guss, Esq.